Ex99.48

Routemaster Capital Announces Uplisting to NEO Exchange, Transition to Single Purpose Company and Other Corporate Updates

TORONTO, Jan. 19, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM, GR: RMJR) is pleased to announce that it will be listing its common shares on the NEO Exchange (“NEO”) effective January 21, 2021, and concurrent with the NEO listing, the Company will transition to a single purpose company from an investment issuer, redeploying its assets and resources to be a single purpose company focused on being a leader in the decentralized finance industry. The Company will begin to trade under the symbol “DEFI” upon listing on NEO Exchange.

In conjunction with this uplisting, the Company has arranged for the delisting of the Company from the TSX Venture Exchange effective the close of trading on January 20, 2021. This transition is not expected to impact current investors ability to trade shares of the Company.

Valour Structured Products Definitive Agreement

Further to the press release of the Company dated January 4, 2021, the Company has entered into a definitive agreement dated as of January 19, 2021 to acquire 20% of the issued and outstanding common shares of Valour Structured Products, Inc. (“Valour”) (the “Definitive Agreement”). Valour focuses on creating exchange traded products in the digital asset space.

Under the terms set out in the Definitive Agreement, the Company shall issue 21,000,000 common shares from treasury (the “Payment Shares”) to certain shareholders of Valour in exchange for 20% of the total issued and outstanding common shares of Valour (the “Purchased Shares”) on a pro rata basis, in proportion to their holdings of Purchased Shares. The Payment Shares shall be issued at a deemed value of $0.66 per Payment Share. The completion of the transaction to acquire the Purchased Shares (the “Acquisition”) is subject to customary closing conditions. No finder fees are payable in connection with, and no change of control of the Company will result from, the Acquisition. The Acquisition may be subject to regulatory approval, including that of the NEO. There can be no assurances that the Acquisition of the Purchased Shares will be completed as proposed, or at all.

The Definitive Agreement is available on Routemaster’s SEDAR profile at www.sedar.com.

Appointment of Bernie Wilson

The Company is pleased to announce the appointment of Bernie Wilson as an additional independent director of the Company. Mr. Wilson is a senior financial professional. He is the former Vice-Chairman of PriceWaterhouseCoopers LLP and is the Chairman of the Founders Board of the Institute of Corporate Directors. Mr. Wilson has served as Chairman of the Canadian Chamber of Commerce; Chairman of the International Chamber of Commerce - Canada; and Member of the Canada/US Trade Committee. Mr. Wilson is currently a director of a number of other public Canadian companies.

About the NEO Exchange

NEO Exchange is a progressive stock exchange that brings together investors and capital raisers within a fair, efficient, and service-oriented environment. Fully operational since June 2015, NEO puts investors first and provides access to trading all Canadian-listed securities on a level playing field. The NEO Exchange lists senior companies and investment products seeking a stock exchange that enables investor trust, quality liquidity, and broad awareness including unfettered access to market data.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the listing of the Company’s common shares on the NEO and delisting from the TSX Venture Exchange; the change of business of the Company; the Acquisition and the appointment of directors. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR THE NEO HAS IN ANY WAY PASSED ON THE MERITS OF THE ACQUISITION, AND NEITHER HAS APPROVED OR DISAPPROVED THE CONTENTS OF THIS PRESS RELEASE. NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.